QuickLinks -- Click here to rapidly navigate through this document

Exhibit (a)(1)

PRIOR TO ACCEPTING ANY OFFER TO PURCHASE YOUR UNITS,
PLEASE READ THE FOLLOWING INFORMATION CAREFULLY

March 7, 2005

Dear InLand Capital Fund, L.P. Investor:

        We are aware that MacKenzie Patterson Fuller, Inc. ("MPF"), an unaffiliated third party, has made an offer to purchase your units in InLand Capital Fund, L.P.

OUR RECOMMENDATION IS THAT YOU REJECT THE TENDER OFFER.

        We believe that the long-term value of your interest is much greater than the amount offered by MPF. First, if you accept MPF's offer, the offer price will be reduced by the amount of distributions declared or paid to you by the Partnership between February 23, 2005 and March 25, 2005. A $7 MILLION DISTRIBUTION, WHICH EQUATES TO APPROXIMATELY $216.00 PER UNIT, WILL BE MAILED TO INVESTORS ON OR ABOUT MARCH 9, 2005. THIS MEANS THAT INSTEAD OF RECEIVING $320.00 PER UNIT FROM MPF, MPF WILL PAY YOU APPROXIMATELY $104.00 PER UNIT AND YOU WILL BE LEFT WITH NO FURTHER INTEREST IN INLAND CAPITAL FUND, L.P. In addition, you will not benefit in future distributions as additional land sales occur. There are sales contracts pending on 367 acres of the remaining 438 acres of land. Provided contingencies are met and the buyers perform, we expect that these closings will take place later this year, which should allow the Partnership to make additional distributions to investors. The aggregate amount of these additional distributions should be greater than $104.00 per unit if the Partnership actually receives the cash proceeds expected from the sale of these 367 acres.

        As a result of the steady pace of land sales within this Fund, your Corporate General Partner believes similar solicitations to purchase your units at a discount from unaffiliated third parties will continue. As we become aware of such solicitations, we will review the offers and provide you with correspondence indicating our recommendation of such offers. Although we cannot guarantee the Fund's future performance, we remain optimistic that with the continued appreciation of land values, the location of the remaining land in the Fund and the demand for new construction, future distributions will continue. If you have any questions or comments concerning your investment or the contents of this letter, please contact your Investment Representative or Inland Customer Relations at 800.826.8228.

Sincerely,
INLAND REAL ESTATE INVESTMENT CORPORATION
/s/ ROBERT D. PARKS
Robert D. Parks Chairman
c:
Broker/Dealer
Investment Representative

QuickLinks

  Exhibit (a)(1)